

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the period ended July 2, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x_ Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No_x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

525033.00001/6050015v1

Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to the acquisition of Business and Assets of Fruit-A-Freeze, Incorporatted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date July 8, 2002

By ______________________
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: July 1, 2002

COOLBRANDS ACQUIRES BUSINESS AND ASSETS OF FRUIT-A-FREEZE, INCORPORATED

CoolBrands International Inc. (TSE: COB.A) announced today that it has purchased the business and assets of Fruit-a-Freeze, Incorporated, the Norwalk, CA based frozen fruit bar manufacturer.

Fruit-a-Freeze, Incorporated began making frozen fruit bars in 1977, and since then has been a pioneer in establishing the market for frozen novelties made from whole fruit and all natural ingredients. In its home market in Southern California, Fruit-a-Freeze products are consistently top ranked sellers among frozen novelties. Overall, Fruit-a-Freeze products are sold in supermarkets in 16 states, club stores in 21 states and South Korea and Taiwan, and convenience stores and impulse outlets in 7 states.

The acquisition, closed on June 30, 2002, includes the Fruit-a-Freeze frozen novelty manufacturing facility in Norwalk, CA, and Fruit-a-Freeze's frozen distribution center and direct store delivery route distribution system, operated out of a 1,000 pallet frozen storage warehouse located at the Norwalk facility. The Fruit-a-Freeze distribution system services supermarket chains, club stores, independent grocers, convenience stores and independent distributors throughout Southern California.

Commenting on the acquisition, CoolBrands International's President and Co-CEO, David J. Stein, stated, "By acquiring Fruit-a-Freeze, CoolBrands is positioned to develop a national presence in the growing frozen fruit bar segment. In addition, Fruit-a-Freeze's frozen novelty factory and frozen distribution system, located in the heart of the largest U.S. market, bring synergies to our consumer products and foodservice divisions."

Mr. Stein further commented, "The frozen novelty plant provides additional capacity needed to meet demand for the Company's frozen novelty products. Also, the down-stream distribution system, which includes approximately 1,000 owned novelty freezers dedicated to the Company's products, as well as Haagen-Dazs pints and novelties and other Nestle products which the Company will also distribute, offers enhanced penetration of the impulse market for all CoolBrands novelty products. This includes foodservice products, such as the recently introduced Weight Watchers *Smart Ones* nonfat soft ice cream mix."

Mr. Stein concluded, "The Fruit-a-Freeze acquisition advances three strategic initiatives for CoolBrands. First, Fruit-a-Freeze enhances our portfolio of products in an increasingly consolidated category. Second, the frozen novelty plant secures additional production capacity to support increasing demand for key CoolBrands products. Third, the down-stream distribution system, aligning Eskimo Pie and other CoolBrands offerings with Nestle/Haagen-Dazs products, provides a solid footing for expansion in the impulse segment. In all, the Fruit-a-Freeze acquisition furthers the Company's long term strategic interests, while being accretive to earnings in the near term."

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.